UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Five Prime Therapeutics, Inc.

(Name of Subject Company)

Five Prime Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

33830X104

(CUSIP Number of Class of Securities)

Jonathan P. Graham

Executive Vice President, General Counsel and Secretary

Five Prime Therapeutics, Inc.

111 Oyster Point Boulevard

South San Francisco, California

(415) 365-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jamie Leigh, Esq.

Ian Nussbaum, Esq.

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111-5800

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Five Prime Therapeutics, Inc., a Delaware corporation (“Five Prime” or the “Company”), with the Securities and Exchange Commission on March 18, 2021, relating to the tender offer (the “Offer”) by Franklin Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Amgen Inc., a Delaware corporation (“Amgen”), to purchase all of the issued and outstanding shares of Five Prime’s common stock, par value $0.001 per share (each such share, a “Share”), at an offer price per Share of $38.00, in cash, minus any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 18, 2021, as it may be amended or supplemented from time to time, and in the related Letter of Transmittal, as it may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. This Amendment No. 4 is being filed to reflect certain updates as set forth below. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.

By adding under a new section entitled “Expiration of the Offering Period” before the heading “Cautionary Statements Regarding Forward-Looking Statements” on page 41 of the Schedule 14D-9, which includes the following paragraphs:

Expiration of the Offering Period

At 12:00 midnight, New York time, on April 16, 2021 (one minute after 11:59 p.m., New York time, on April 15, 2021), the Offer and withdrawal rights expired, and the Offer was not extended in accordance with the terms of the Merger Agreement. American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), has advised Purchaser that a total of 40,392,569 Shares (together with any Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL), but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” (as such terms are defined in Section 251(h)(6) of the DGCL)) were validly tendered (and not properly withdrawn) pursuant to the Offer prior to the Offer Expiration Time, representing approximately 87.8% of the outstanding Shares as of the Offer Expiration Time. In addition, the Depositary has advised Purchaser that Notices of Guaranteed Delivery have been delivered with respect to 1,039,405 additional Shares prior to the Offer Expiration Time, representing approximately 2.3% of the outstanding Shares as of the Offer Expiration Time.

As of the expiration of the Offer, the number of Shares validly tendered (and not properly withdrawn) pursuant to the Offer (together with any Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL), but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” (as such terms are defined in Section 251(h)(6) of the DGCL)) satisfied the Minimum Condition and all other conditions to the Offer have been satisfied or (to the extent waivable) waived. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, on April 16, 2021, Purchaser accepted for payment all Shares that were validly tendered (and not properly withdrawn) pursuant to the Offer.

Following the consummation of the Offer, the remaining conditions to the Merger set forth in the Merger Agreement were satisfied, and on April 16, 2021. Purchaser was merged with and into Five Prime without a vote of the stockholders of Five Prime in accordance with Section 251(h) of the DGCL, with Five Prime surviving the Merger as a wholly owned subsidiary of Amgen. Pursuant to the Merger Agreement, at the Effective Time, each then issued and outstanding Share not previously purchased in the Offer (other than (a) Shares that at the Effective Time are held by Five Prime, Amgen, Purchaser or any other direct or indirect wholly owned subsidiary of Amgen and (b) Shares outstanding immediately prior to the Effective Time that were held by stockholders of Five Prime who are entitled to appraisal rights under the DGCL and have properly exercised and perfected, and not withdrawn or otherwise lost, such appraisal rights) was converted into the right to receive $38.00 in cash, minus any applicable withholding taxes and without interest.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. Pursuant to the terms of the Merger Agreement, Amgen and the Company will take steps to cause the Shares to be deregistered under the Exchange Act as promptly as practicable following the consummation of the Merger.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIVE PRIME THERAPEUTICS, INC.

Date: April 16, 2021	By:	/s/ Jonathan P. Graham
Name: Jonathan P. Graham
Title: Executive Vice President, General Counsel and Secretary